

Khalil Khouri · 3rd

Co-Founder and CPO

Miami-Fort Lauderdale Area · Contact info

500+ connections

PADL

Columbia University in the City of New York

Experience

Co-Founder and COO
PADL
Aug 2017 – Present · 4 yrs 4 mos
Miami/Fort Lauderdale Area

Automated Water Sports Rental

PADL Home

Project Engineer
Lipocosm LLC
Jan 2017 – Jan 2018 · 1 yr 1 mo
Miami, Florida

Design, manufacture, and validation of surgical devices

System Engineer
Duro UAS
Jan 2016 – Dec 2016 · 12 mos
Greater New York City Area

Systems Engineer in mechanical and computer teams on an autonomous underwater vehicle (AUV) project
On mechanical teams, I concentrated on fluid and thermodynamic models
On the computer team, I concentrated on programming navigation sensors and coı ...see more

Project Engineer
Hologic, Inc.
Jun 2016 – Sep 2016 · 4 mos
Danbury, Connecticut

Part of the program management office working primarily as a project engineer with the project teams industrial design division on a top secret project.
Project Engineer in industrial team to provide transparency, de-risk and accelerate a mammography machine ...see more

Product Design Engineer
Sequel Medical Design
Jan 2014 – Jun 2015 · 1 yr 6 mos

Assisted on the full product design of a flexible endoscopic stapler and helped construct a working prototype. Patent applications US20170102055A1 & US20170128074A1.

Designed and prototyped laparoscopic anchor ports to reduce complications of laı ...see more

Show 4 more experiences

Education

Columbia University in the City of New York
MS, Mechanical Engineering; Robotics
2015 – 2017

https://lnkd.in/dKm6id7

Boston University
Bachelor of Science (BS), Mechanical Engineering; Aerospace
2008 – 2014

Boston University College of Engineering
Bachelor of Science, Mechanical Engineering; Materials
2008 – 2014

Chemistry, Physics, Mechanics, Thermodynamics, Fluid Mechanics, Calculus, Differential Equations, ENG Courses